UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-38244

CUSIP NUMBER
NOTIFICATION OF LATE FILING	372446203

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ N-CSR

For Period Ended: December 31, 2024
☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Genprex, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

3300 Bee Cave Road, #650-227
Address of Principal Executive Office (Street and Number)

Austin, TX 78746
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Genprex, Inc., a Delaware corporation (the “Company”), was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “2024 Form 10-K”) by the prescribed due date without unreasonable effort or expense because of the circumstances described below.

The Company has worked diligently to complete and finalize the 2024 Form 10-K, including the Company’s financial statements to be included therein and related audit procedures necessary for the issuance of such financial statements, so that the 2024 Form 10-K could be filed as soon as possible. However, additional time was required for the Company to complete and finalize the 2024 Form 10-K and the Company’s financial statements.

In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, and as stated in Part I above, the Company represents that the subject 2024 Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ryan Confer	(512)	537-7997
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Genprex, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2025	By:	/s/ Ryan Confer
Name: Ryan Confer Title: President, Chief Executive Officer, and Chief Financial Officer